SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. [__])*

Advent Claymore Convertible Securities and Income Fund
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

00764C109
(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D'Angelo

(212) 542-4635

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 26, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00764C109	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,426,879
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,426,879
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,426,879
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.05%[1]
14	TYPE OF REPORTING PERSON PN; IA

1 The percentages used in this Schedule 13D are calculated based upon 23,580,877 Shares outstanding as of October 31, 2015 as reported in the Issuer's Annual Report to Shareholders on Form N-CSRS filed on January 8, 2016.

CUSIP No. 00764C109	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,426,879
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,426,879
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,426,879
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.05%[1]
14	TYPE OF REPORTING PERSON IN

1 The percentages used in this Schedule 13D are calculated based upon 23,580,877 Shares outstanding as of October 31, 2015 as reported in the Issuer's Annual Report to Shareholders on Form N-CSRS filed on January 8, 2016.

CUSIP No. 00764C109	SCHEDULE 13D	Page 4 of 10 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, $0.001 per share (the "Shares"), of Advent Claymore Convertible Securities and Income Fund (the "Issuer"). The Issuer's principal executive offices are located at 1271 Avenue of the Americas, 45th Floor New York, NY 10020.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by:
(i) Saba Capital Management, L.P., a Delaware limited partnership ("Saba Capital"); and

(ii) Mr. Boaz R. Weinstein ("Mr. Weinstein").

This statement is being jointly filed by Saba Capital and Mr. Weinstein (together, the "Reporting Persons") with respect to the ownership of the Shares by (the following, the "Saba Entities"): Saba Capital Master Fund Ltd. ("SCMF"), Saba Capital Master Fund II, Ltd. ("SCMF II"), Saba Capital Leveraged Master Fund Ltd. ("SCLMF"), Saba Capital Series LLC Series 1 ("SCS"), Saba Capital CEF Opportunities 1, Ltd. ("SCEF 1") and Saba Capital CEF Opportunities 2, Ltd. ("SCEF 2").[2] 2 Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Information required by Instruction C of Schedule 13D with respect to Management is set forth herein.

The filing of this statement should not be construed as an admission that any Reporting Person, Management or any Saba Entity is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the Shares reported herein.

(b)	The address of the business office of each of the Reporting Persons and Management is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

(c)	The principal business of: (i) Saba Capital is to serve as investment manager to the Saba Entities, (ii) Mr. Weinstein, an individual, is investment management and serving as the Managing Member of Management and other affiliated entities and (iii) Management is to serve as general partner of Saba Capital.

2Saba Capital is the investment manager of the Saba Entities and by virtue of such status may be deemed to be the beneficial owner of the securities held by the Saba Entities. Saba Capital Management GP, LLC ("Management") is the general partner of Saba Capital. Management does not directly hold any Shares. Boaz R. Weinstein is the Managing Member of Management and as a result may be deemed to have voting and investment power with respect to the securities held by the Saba Entities.

CUSIP No. 00764C109	SCHEDULE 13D	Page 5 of 10 Pages

(d)	None of the Reporting Persons or Management has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons or Management has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Saba Capital is organized as a limited partnership under the laws of the State of Delaware. Mr. Weinstein is a citizen of the United States. Management is a limited liability company organized under the laws of Delaware.

The Reporting Persons have executed a Joint Filing Agreement, dated April 26, 2016, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Shares were derived from the subscription proceeds from investors in SCMF, SCMF II, SCLMF, SCS, SCEF 1 and SCEF 2 and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of $18,280,392 was paid to acquire the Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Shares to which this Schedule 13D relates in the ordinary course of business for investment purposes because they believe that the Shares are undervalued and represent an attractive investment opportunity.

CUSIP No. 00764C109	SCHEDULE 13D	Page 6 of 10 Pages

The Reporting Persons may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons' investment in the Shares and the Issuer, including, without limitation, matters concerning the Issuer's business, operations, board appointments, governance, management, capitalization and strategic plans and matters relating to the open or closed end nature of the Issuer and timing of any potential liquidation of the Issuer.
The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer's business, operations, board appointments, governance, management, capitalization, strategic plans or matters relating to the open or closed end nature of the Issuer or timing of any potential liquidation of the Issuer, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by management or the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Shares.

The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Shares reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 23,580,877 Shares outstanding as of October 31, 2015 as reported in the Issuer's Annual Report to Shareholders on Form N-CSRS filed on January 8, 2016.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Shares effected within the past sixty days by Saba Capital, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)	No person other than the Reporting Persons and the Saba Entities is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

CUSIP No. 00764C109	SCHEDULE 13D	Page 7 of 10 Pages

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 00764C109	SCHEDULE 13D	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 26, 2016

SABA CAPITAL Management, L.P. /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

BOAZ R. WEINSTEIN /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

CUSIP No. 00764C109	SCHEDULE 13D	Page 9 of 10 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by Saba Capital during the past sixty days. All transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price ($)*
02/26/16	13,357	12.41
02/29/16	13,104	12.49
03/01/16	14,771	12.60
03/02/16	29,322	12.66
03/03/16	20,750	12.74
03/04/16	104,721	12.92
03/07/16	14,417	12.85
03/08/16	53,096	12.91
03/09/16	8,319	12.85
03/10/16	10,000	12.90
03/11/16	14,149	12.91
03/11/16	25,000	12.86
03/11/16	192,800	13.00
03/14/16	34,139	13.03
03/15/16	25,217	12.98
03/16/16	100	13.04
03/17/16	6,548	13.12
03/18/16	16,342	13.21
03/21/16	35,035	13.26
03/21/16	23,871	13.20
03/22/16	21,311	13.27
03/23/16	46,649	13.17
03/24/16	23,600	13.09
03/28/16	36,424	13.05
03/29/16	4,614	13.04
03/30/16	6,960	13.23
04/01/16	4,460	13.14
04/05/16	13,427	13.11
04/06/16	39,002	13.13
04/07/16	43,265	13.18
04/08/16	11,855	13.26
04/14/16	40,000	13.27
04/15/16	37,568	13.29
04/18/16	1,718	13.31
04/19/16	3,725	13.54
04/20/16	1,900	13.59
04/22/16	2,070	13.79
04/25/16	25,840	13.86
04/25/16	40,100	13.86
04/26/16	20,100	13.88

* Excluding commissions.